# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GoodRx Holdings, Inc., CIK 0001809519
CUSIP: 38246G108
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2701 Olympic Boulevard, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 03/21/2025
Amends the filing with accession number 0000950170-25-041253
Filed by CIK 0001822195
Persons authorized to receive notices and communications: Trevor Bezdek, 2701 Olympic Boulevard, Santa Monica, California (CA), 90404, (855) 268-2822

## Reporting persons
- Idea Men, LLC (CIK 0001822195): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 43,164,171; shared voting power 0; sole dispositive power 43,164,171; shared dispositive power 0; aggregate amount beneficially owned 43,164,171 (29.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: GoodRx Holdings, Inc.
Address of issuer's principal executive offices: 2701 Olympic Boulevard, Santa Monica, California (CA), 90404
Comment: This Amendment No. 5 to Schedule 13D (the "Amendment No. 5") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 1, 2021 (as amended, the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of GoodRx Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
March 2025 Repurchase

On March 21, 2025 (the "Closing Date"), pursuant to the previously disclosed March 2025 Stock Purchase Agreement, the March 2025 Repurchase closed. As a result, the Issuer purchased from the Reporting Person 7,000,000 shares of Class A Common Stock, after giving effect to the automatic conversion of the Reporting Person's Class B Common Stock, for $4.20 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page is incorporated by reference to this Item 5.

The Reporting Person is the beneficial owner of 43,164,171 shares of Class A Common Stock underlying shares of Class B Common Stock that are currently convertible on a one-to-one basis. The beneficial ownership percentage is based on 105,091,597 shares of Class A Common Stock outstanding as of the Closing Date.

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Stockholders acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other Stockholders are not the subject of this Amendment No. 5 and accordingly, none of the other Stockholders are included as reporting persons herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: Except as described herein, during the past 60 days, the Reporting Person has not effected any transactions in the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Idea Men, LLC: /s/ Trevor Bezdek, Trevor Bezdek (03/21/2025)